21002692

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 0 3 2021
Washington DC

SEC FILE NUMBER
8-43350

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ARIVE CAPITAL MARKETS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8808 5TH AVENUE
(No. and Street)

BROOKLYN	NY	11209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS SULLIVAN 516-467-9183
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

NAWROCKI SMITH LLP
(Name – *if individual, state last, first, middle name*)

290 BROAD HOLLOW ROAD	MELVILLE	NY	11747
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, THOMAS SULLIVAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ARIVE CAPITAL MARKETS LLC, as of DECEMBER 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO/FINOP

Title

Notary Public 2-28-2021

MARY A FERCHAK
Notary Public - State of New York
NO. 01FE4860781
Qualified in Queens County
My Commission Expires May 27, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member's of
Arive Capital Markets, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Arive Capital Markets, LLC (the "Company") as of December 31, 2020, the related statements of operations, changes in member's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Arive Capital Markets, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Arive Capital Markets, LLC's management. Our responsibility is to express an opinion on Arive Capital Markets, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Arive Capital Markets, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of Arive Capital Markets, LLC's financial statements. The supplemental information is the responsibility of Arive Capital Markets, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Arive Capital Markets, LLC's auditor since 2015.

Melville, New York
March 1, 2021

Nawrocki Smith LLP

Arive Capital Markets, LLC

Statement of Financial Condition
December 31, 2020

Assets		
Cash	$	90,639
Deposit with clearing organization		100,000
Commissions receivable		452,454
Prepaid assets		42,957
Goodwill		65,000
TOTAL ASSETS	$	751,050
Liabilities and Member's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	397,938
Contingent Liabilities		52,364
Subordinated debt		100,000
Accrued interest on subordinated debt		8,000
Long-term liability		25,700
Interest on long-term liability		1,290
Total liabilities		585,292
Member's equity		165,758
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	751,050

See accompanying notes to financial statements.

Arive Capital Markets, LLC

Statement of Operations
For the Year Ended December 31, 2020

Revenue:		
Commissions	$	1,492,217
Investment Banking		1,195,315
Mutual Fund revenue		120,274
Other		356,747
Total revenue		3,164,553
Expenses:		
Commissions and compensation		2,299,019
Regulatory and professional fees		200,194
Communications		25,615
Arbitration & settlement		141,289
Other		2,969
Insurance		32,247
Interest		14,021
Occupancy		100,074
Clearing fees		171,185
Total operating expenses		2,986,613
Net Income	$	177,940

See accompanying notes to financial statements.

Arive Capital Markets, LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2020

Balance at January 1, 2020	$	67,818
Member's Contributions		50,000
Member's Distributions		(130,000)
Net Income		177,940
Balance at December 31, 2020	$	165,758

See accompanying notes to financial statements.

Arive Capital Markets, LLC

Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2020

Subordinated debt at January 1, 2020	$ 150,000
Payments	(50,000)
Subordinated debt at December 31, 2020	$ 100,000

See accompanying notes to financial statements.

Arive Capital Markets, LLC

Statement of Cash Flows
For the Year Ended December 31, 2020

Cash flows from operating activities:	
Net income	$ 177,940
Adjustments to reconcile net income to net cash provided by operating activities:	
Accounts receivable from related party	33,608
Commissions receivable	(421,983)
Prepaid assets	2,874
Accounts payable and accrued expenses	318,304
Contingent Liabilities	52,364
Net cash provided by operating activities	163,107
Cash flows from financing activities:	
Member's Contributions	50,000
Member's Distributions	(130,000)
Subordinated debt repayment	(50,000)
Long-term liability	25,700
Interest payable	8,946
Net cash used by financing activities:	(95,354)
Net cash & restricted cash increase for year:	67,753
Cash & restricted cash at the beginning of the year	122,886
Cash & restricted cash at the end of the year	$ 190,639

Reconciliation of cash, cash equivalents and restricted cash:
The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the Statement of Financial Condition that sum to the same such amounts shown in the Statement of Cash Flows.

	12/31/2020
Cash	$90,639
Deposit with clearing broker	100,000
Total cash, cash equivalents and restricted cash shown in the Statement of Cash Flows	$190,639

Supplementary cash flow information:	
Cash paid for interest	$ 14,021

See accompanying notes to financial statements.

Arive Capital Markets, LLC

Notes to Financial Statements

Note 1 Business

Principal Business Activity

Arive Capital Markets, LLC ("ACM" or the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged in the business of buying and selling securities on behalf of customers and raising capital for customers through private placement offerings. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3. In 2020, the Company maintained a piggyback clearing agreement with Alexander Capital LP ("ACLP"). All securities transactions were ultimately cleared through correspondent clearing brokers RBC Capital Markets ("RBC") or AXOS Clearing ("AXOS") on a fully disclosed basis. The piggy back relationship with ACLP was terminated in January, 2020 and all transactions are currently cleared directly with AXOS.

Note 2 Summary of Significant Accounting Policies

Agreement with Clearing Brokers

The Company under Rule 15c3-3(k)(2)(ii) is exempt from preparing a reserve formula computation and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions were executed and cleared on behalf of the Company by its ultimate clearing brokers on a fully disclosed basis.

Goodwill

The Company evaluates goodwill on an annual basis or more frequently if management believes indicators of impairment exist. Such indicators could include, but are not limited to (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. The Company's evaluation of goodwill completed as of December 31, 2020, resulted in no impairment losses.

Significant Judgment

Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Disaggregation of Revenue

The Company's significant revenues during 2020 originated from commissions and investment banking.

There were no adjustments deemed necessary to opening Member's Equity related to the rule change.

Commissions

The Company earns fees from investment brokerage services provided to its customers by a third-party service provider. The Company receives commissions from the third party service provider on a monthly basis based upon customer activity for the month. The fees are recognized monthly and a receivable is recorded until commissions are generally paid by the 15th of the following month. Because the Company (i) acts as an agent in arranging the relationship between the customer and the third-party service provider and (ii) does not control the services rendered to the customers, investment brokerage fees are presented on a gross basis with related costs reflected separately. Depending on materiality or regulatory mandate, Investment Banking and Mutual Fund revenue are recorded in the period in which the funds are earned.

Commissions and related clearing expenses that are administered via AXOS are currently recorded on a trade date basis due to the existing accounting protocol at AXOS. There are no material differences between trade date and settlement date amounts.

Income Taxes

The Company is organized as a Limited Liability Corporation. In lieu of corporate income taxes, the shareholder is taxed on the Company's taxable income. Therefore, no liability for income taxes is presented in these financial statements.

Income tax returns for the year ended 2017, 2018 and 2019 have not been examined by the applicable federal and state tax authorities. The Company has not yet filed its income tax returns for the year ended December 31, 2020.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires Company management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 Deposit with Clearing Organization

The Company clears its customer transactions through AXOS Clearing Corp. on a fully disclosed basis. The Company earns commission revenue from its clearing broker for customer transactions. Commissions are earned on a trade date and recorded as a receivable by the Company. The receivable is generally paid within 10 days of month-end. The Company is required to maintain a minimum $100,000 deposit with one organization to collateralize certain transactions. The deposit is structured as a subordinated loan with a rate of 8% that will be forgiven at maturity. Monthly interest is being accrued and reflected on the Balance Sheet.

Note 4 Operating Lease

The Company has entered into agreements with its branch office representatives where each office is responsible for rent and office equipment. Total main office rent expense for the year ended December 31, 2020, was $84,000. There was a one-year month-to-month lease in place for the main office which expired on December 31, 2020. The lease was not renewed. Any leases that the Company will remit payment will be accounted for in accordance with FASB ASU No. 2016-02, Leases.

Note 5 Concentration of Credit Risk

Financial instruments that subject the Company to possible credit risk consist principally of accounts receivable, which are unsecured. Accounts receivable are stated at the amount the Company expects to collect. No allowance for doubtful accounts is deemed necessary at December 31, 2020, and the Company has not experienced any losses from such accounts.

Cash

The Company maintains its cash balances at multiple financial institutions. At times, the amount on deposit at these institutions may exceed the maximum balance insured by the Federal Deposit Insurance Corporation ("FDIC") where offered.

Note 6 Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2020, the Company had net capital of $107,633 and a net capital requirement of $32,352.

Note 7 Subordinated Debt

On December 5, 2013, members of Arive Capital Holdings LLC loaned $100,001 to the Company for working capital. The interest rate stated on each agreement was 8.25% and was payable at the maturity date or earlier at the

discretion of the Company. This debt was subordinated to all other creditors of the Company.

In August 2016, three subordinated lenders of Arive Capital Holdings LLC forgave their loans which comprised a total of $35,001. Consequently, $65,000 of subordinated loans remained.

In December 2019, the $65,000 subordinated loan matured. The lender was paid the accrued interest due. This loan was re-established, with a principal amount of $50,000, scheduled to mature on December 5, 2020 carrying an an interest rate of 8.25%.

In December 2020, the $50,000 subordinated loan matured. The lender was paid the principal and accrued interest due.

Note 8 Related Party Transactions

Through partial commonality of ownership, ACM has two related parties. Through January 2020, ACM cleared its securities transactions into RBC and AXOS through ACLP. ACM remitted a de minimis amount of administrative fees to ACLP.

Nesa Management owns ACLP. LibertyView Holdings owns 75.1 percent of the Company. Nesa Management and LibertyView Holdings are substantially owned by the same individuals. ACM derived approximately $1,200,000 in primary market activity from Alexander Capital Ventures.

Note 9 Other Income

Handling fees earned by the Company via introducing business into correspondent clearing firms comprise Other Income.

Note 10 Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 11 Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's financial statements through March 1, 2021, the date the financial statements were available to be issued. Management has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statements.

Supplemental Information

Arive Capital Markets, LLC

Computation of Net Capital pursuant to SEC Rule 15c3-1 and Statement pursuant to SEC Rule 17a-5(d)(4)
December 31, 2020

Net capital:		
Member's equity	$	165,758
Subordinated debt		100,000
Total member's equity		265,758
Deductions and/or charges:		
Nonallowable assets:		
Prepaid expenses		42,957
Goodwill		65,000
Non-allowable receivables		44,789
Commissions receivable		5,377
Total nonallowable assets		158,123
Net capital	$	107,635
Aggregate indebtedness	$	485,292
Net capital requirement	$	32,353
Excess net capital	$	75,282
Ratio: Aggregate indebtedness to net capital		4.5 to 1

Statement Pursuant to SEC Rule 17a-5(d)(4)

A reconciliation with the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 was not prepared as there are no material differences between the Company's computation of net capital and the computation detailed above.

See Independent Auditor's Report.

Arive Capital Markets, LLC

Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 of the Securities and Exchange Commission For the Year Ended December 31, 2020

The Company clears transactions on a fully disclosed basis and does not carry customer accounts and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii).

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member's of
Arive Capital Markets, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Arive Capital Markets, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Melville, New York
March 1, 2021

Nawrocki Smith LLP

Arive Capital Markets, LLC

March 1, 2021

Exemption Report

Arive Capital Markets, LLC ("ACM" or the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3: (k)(2)(ii)

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception.

I, Thomas Sullivan, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Thomas Sullivan

NawrockiSmith

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member's of
Arive Capital Markets, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below and were agreed to by Arive Capital Markets, LLC (the "Company") and the SIPC, solely to assist you and SIPC in evaluating Arive Capital Markets, LLC's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2020. Arive Capital Markets, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the total revenue amounts reported on the annual audited report Form X-17A-5 Part III for the year ended December 31, 2020, with the total revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Arive Capital Markets, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Arive Capital Markets, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Melville, New York
March 1, 2021

Nawrocki Smith LLP

Arive Capital Markets, LLC

Financial Statements and Supplemental Information
December 31, 2020

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